UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                         For the date of 29 June, 2007

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





For immediate release                                   29th June, 2007


                            AIB to acquire AmCredit


Allied Irish Banks, p.l.c. ("AIB") (NYSE: AIB) has entered into an agreement to acquire AmCredit, the mortgage finance business of the Baltic-American Enterprise Fund ("BalAEF"). The business, which has a strong track record in mortgage lending, operates in Latvia, Lithuania, and Estonia. It was established in 1997. BalAEF is a Delaware corporation chartered in 1994, pursuant to legislation enacted by the U.S. Congress to promote private sector development in the Baltic States. The International Finance Corporation (the private sector arm of the World Bank Group) has played an important role in its development over the years.


AmCredit, which has 13 outlets and 145 staff, will give AIB entry to three high growth markets underpinned by an experienced workforce, robust systems and processes and an established brand.


The consideration for the transaction, which will comprise both up-front and earn-out components, is expected to be in the order of EUR40m.


AmCredit currently operates as a single product mortgage business. AIB will seek regulatory approval to operate through a branch in each country and in time expand the range of banking products sold.


The transaction is subject to the completion of the requisite regulatory approvals.


Eugene Sheehy, CEO of AIB said: "We look forward to working with AmCredit's management and staff in the development of the business in the years ahead. AmCredit gives us an established foothold in the high-growth Baltic market and an opportunity to develop our business in a market contiguous to our Polish operations. We plan to grow its business and to expand the range of banking products sold into these new markets."

                                    - ENDS-


For further information, please contact:

Alan Kelly                                                  Ronan Sheridan
General Manager, Group Finance                              Group Press Officer
AIB Group                                                   AIB Group
Bankcentre                                                  Bankcentre
Dublin 4                                                    Dublin 4

Tel: +353-1-6412162                                         Tel: +353-1-6414651


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  29 June, 2007                            By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.